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 **Daniel Movie**
1d · 🌐   •••

Tomorrow is the day!
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🔗 Learn more about supporting DANIEL through the link in our bio.
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#DANIELMovie #FaithBasedMedia #ComingSoon #Daniel #DanielTheProphet #FaithAndCourage #BiblicalEpic #DivineWisdom #GodsMessenger #TimelessFaith #CourageUnderFire
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Daniel Film LLC is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.

PUBLIC LAUNCH ON AUG 5 @ 9:00 AM ET
Exclusively on
WEFUNDER

FUNDING OPENS
TOMORROW

 